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For Immediate Release                                Contact: Richard K. Hackett
                                                     Vice President, Finance
                                                     (914) 592-4660

EM Industries, Incorporated Announces Expiration of Hart-Scott-Rodino Waiting Period In Connection Its Subsidiary's Tender Offer for Shares of CN Biosciences, Inc.

Hawthorne, N.Y., December 7, 1998 -- EM Industries, Incorporated announced today that in connection with the currently pending tender offer by its wholly owned subsidiary, EM Acquisition Corp., for all outstanding shares of CN Biosciences, Inc. at $25.00 per share, net to the seller in cash without interest, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired at 11:59 P.M. on December 5, 1998.

The tender offer will expire at 12:00 midnight New York City time, on December 23, 1998, unless the offer is extended.

The tender offer remains subject to the other conditions listed in the offer to purchase.

EM Acquisition Corp. is a wholly owned subsidiary of EM Industries Incorporated, a member of the Merck KGaA, Darmstadt, Germany group of companies focused on the global Pharmaceutical, Specialty Chemicals and Laboratory markets.

CN Biosciences, Inc. is engaged in the development, production, marketing and distribution of a broad array of products used worldwide in disease-related life sciences research at pharmaceutical and biotechnology companies, academic institutions and government laboratories.